SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S THIRD QUARTER OF 2012

FINANCIAL AND OPERATING REPORT

Mexico City, October 25, 2012 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the third quarter of 2012.

•        América Móvil finished September with 319 million accesses after adding 4.1 million wireless subscribers and 1.6 million fixed-line revenue generating units (RGUs) in the third quarter. Our accesses include 255.9 million wireless subscribers, 30.3 million landlines, 16.7 million broadband accesses and 15.8 million PayTV units. Fixed-line accesses increased 11.3% year-on-year while our wireless subscriber base was up 6.0%.

•        We obtained 1.1 million new subscribers in Mexico, 587 thousand in Colombia and 481 thousand in Brazil. Net subscriber gains in Central America and the Caribbean, Colombia and Ecuador exceeded those of the prior year. Nearly one million of our net adds were postpaid clients.

•        Third quarter revenues of 193 billion pesos were up 4.5% from the year before. The yearly comparison is affected by the appreciation of the Mexican peso vis-à-vis the dollar and other currencies. At constant exchange rates our service revenues increased 6.1% year-on-year—practically the same pace seen the prior quarter—driven by mobile data and PayTV revenues.

•        EBITDA totaled 66 billion pesos and was up 0.6% annually in peso terms. The EBITDA margin rose sequentially and stood at 34.4%, reflecting an improvement in EBITDA growth at constant exchange rates.

•        A foreign exchange gain of 9.0 billion pesos in the quarter led to a comprehensive financing income of 2.2 billion pesos that contributed greatly to the sharp increase in our net profit. At 30.6 billion pesos, it was twice as high as in the precedent quarter and surpassed by 67% that of the year-earlier quarter. Our net income was equivalent to 40 peso cents per share or 61 dollar cents per ADR.

•        Our net debt totaled 363 billion pesos at the end of the quarter, equivalent to 1.4 times EBITDA (last twelve months). Year to September, our capital expenditures amounted to 81.7 billion pesos and our acquisitions to 79.0 billion pesos while dividend payments and share buybacks came in at 22.3 billion pesos, for a total of 183 billion pesos. Most of those outlays were financed out of our funds from operations while 55.6 billion pesos were obtained from the financial markets.

América Móvil Fundamentals (IFRS)

	3Q12	3Q11	Var. %
EPS (Mex$)(1)	0.40	0.24	70.8%
Earning per ADR (US$)(2)	0.61	0.38	58.8%
Net Income (millions of Mex$)	30,587	18,332	66.8%
Average Shares Outstanding (billion) (3)	76.12	77.92	-2.3%
Average ADRs Outstanding (millions) (4)	836	956	-12.5%
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011 (4) As per Bank of NY Mellon

Relevant Events

In July, we issued several bonds in the U.S. and European debt capital markets to term out the funding obtained to finance the acquisition of stakes in KPN and Telekom Austria. The bonds, denominated in dollars, euros, sterling and Swiss francs, totaled 5.2 billion dollars equivalent. They include a 9-year euro-denominated bond in the amount of one billion euros with a 3% coupon, a 10-year bond in the amount of 1.6 billion dollars with a 3.185% coupon, a 29-year bond for 750 million pounds sterling and a 1.2 billion dollar 30 year bond, both carrying a 4.375% coupon. In August, we issued a six-year, 1.125% bond in the amount of 250 million Swiss francs.

In August, we initiated the process to cancel the registration of Telmex shares. As part of the process, we will launch a tender offer in Mexico for all outstanding shares of Telmex not already owned, directly or indirectly by us. The offer’s purchase price will be $10.2250 Mexican pesos per share payable in cash.

On September 25, 2012 we announced that after receiving the required regulatory approvals and as part of the transaction entered into in June we had acquired an additional 16%, approximately, of the outstanding shares of Telekom Austria. AMX currently holds, directly and indirectly, 22.76% of the company.

On October 11th, we announced the termination of the agreement we had with Digicel to acquire 100% of their operation in El Salvador.

During the quarter we acquired an interest in entities that control two Mexican soccer teams.

As of the third quarter we are including KPN’s results via the equity method.

América Móvil’s Subsidiaries as of September 2012

Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	97.2%	Global Consolidation Method
	Sección Amarilla(1)	other	100.0%	Global Consolidation Method
	Telvista	other	88.7% (2)	Global Consolidation Method
Argentina	Claro	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	99.5%	Global Consolidation Method
Brazil	Claro	wireless	99.9%	Global Consolidation Method
	Embratel(1)	wireline	97.7%	Global Consolidation Method
	Net	Cable	95.2%	Global Consolidation Method
Chile	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
Colombia	Claro	wireless	99.4%	Global Consolidation Method
	Telmex	wireline	99.4%	Global Consolidation Method
Costa Rica	Claro	wireless	100.0%	Global Consolidation Method
Dominicana	Claro	wireless/wireline	100.0%	Global Consolidation Method
Ecuador	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
El Salvador	Claro	wireless/wireline	95.8%	Global Consolidation Method
Guatemala	Claro	wireless/wireline	99.3%	Global Consolidation Method
Honduras	Claro	wireless/wireline	100.0%	Global Consolidation Method
Nicaragua	Claro	wireless/wireline	99.6%	Global Consolidation Method
Panama	Claro	wireless	99.9%	Global Consolidation Method
Paraguay	Claro	wireless	100.0%	Global Consolidation Method
Peru	Claro	wireless	99.9%	Global Consolidation Method
Puerto Rico	Claro	wireless/wireline	100.0%	Global Consolidation Method
Uruguay	Claro	wireless/ wireline	100.0%	Global Consolidation Method
USA	Tracfone	wireless	98.2%	Global Consolidation Method
The Netherlands	KPN	wireless/wireline	27.7%	Equity Method
Austria	Telekom Austria	wireless/wireline	22.8%	Equity Method
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.5%
(2) AMX owns directly 45% and 45% through its subsidiary Telmex

Total Accesses

We finished September with 318.7 million accesses, 7.0% more than a year before. This figure comprises 255.9 million wireless subscribers, 30.3 million landlines, 16.7 million broadband accesses and 15.8 million PayTV units. Our fixed-line division grew 11.3% year-on-year while our wireless subscriber base was up 6.0%. PayTV is our fastest growing division having risen 26.1% over the year followed by fixed broadband at 14.5%.

Wireless Subscribers

Our wireless subscriber base increased 6.0% relative to the prior year and finished September with 255.9 million clients. Net additions for the quarter came in at 4.1 million taking the total of the first nine months to 14.2 million. Nearly a fourth of the quarter’s net additions were postpaid.

We obtained 1.1 million new subscribers in Mexico, 587 thousand in Colombia and 481 thousand in Brazil.  Net subscriber gains in Central America and the Caribbean more than doubled relative to the same period of 2011. In Colombia and Ecuador, they exceeded those of the prior year by 14.1% and 11.2% respectively.

Mexico continued to register solid growth in the postpaid segment with the quarter’s net adds—281 thousand—exceeding by 11.0% those obtained the year before. Peru registered an increase of 75.7% in postpaid client gains relative to the same period of 2011 while in Central America and the Caribbean postpaid additions were up 38.6% and in Ecuador 29.8%. Altogether, América Móvil obtained nearly one million new postpaid clients in the third quarter.

All of our operations with only one exception have registered gains from number portability this year.

At the end of September, we had 69.2 million subscribers in Mexico, 63.4 million in Brazil, 30 million in Colombia and approximately 21.6 million in both Argentina and the U.S., Central America and the Caribbean accounted for 20.3 million.

Wireless Subscribers as of September 2012
Thousands
	Total(1)
Country	Sep'12	Jun'12	Var.%	Sep'11	Var.%
Mexico	69,171	68,120	1.5%	68,002	1.7%
Brazil	63,447	62,966	0.8%	57,514	10.3%
Chile	5,804	5,734	1.2%	5,361	8.3%
Argentina, Paraguay & Uruguay	21,736	21,355	1.8%	20,123	8.0%
Colombia	29,962	29,375	2.0%	31,197	-4.0%
Ecuador	11,462	11,293	1.5%	11,209	2.3%
Peru	12,399	12,018	3.2%	10,756	15.3%
Central America and Caribbean	20,289	19,631	3.4%	18,021	12.6%
USA	21,639	21,337	1.4%	19,269	12.3%
Total Wirelees Lines	255,909	251,829	1.6%	241,451	6.0%

Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama and Costa Rica in every table.

Fixed Revenue Generating Units

We had a total of 62.8 million fixed revenue generating units—11.3% more than a year before—after adding 1.6 million new accesses in the third quarter. PayTV exhibited the fastest growth rate, 26.1% year-on-year.

Brazil is our largest fixed-operation with 27.5 million accesses having increased 23.5% relative to the prior year, mostly driven by the PayTV segment that posted an annual growth of 34.6%. In Mexico, we had 22.7 million RGUs, 6 million in Central America and the Caribbean and 4.1 million in Colombia. In relative terms, Peru and the Argentinean block had the highest growth rates at around 45%.

Fixed-Line and Other Accesses (RGUs) as of September 2012
Thousands
	Total
Country	Sep'12	Jun'12	Var.%	Sep'11	Var.%
Mexico	22,730	22,732	0.0%	22,950	-1.0%
Brazil	27,510	26,288	4.6%	22,276	23.5%
Colombia	4,072	3,891	4.7%	3,400	19.8%
Ecuador	226	204	10.8%	157	44.0%
Peru	837	785	6.6%	627	33.6%
Argentina, Uruguay & Paraguay	404	369	9.5%	275	46.7%
Chile	1,028	1,042	-1.4%	1,014	1.4%
Central America and Caribbean	5,999	5,918	1.4%	5,729	4.7%
Total RGUs	62,806	61,230	2.6%	56,427	11.3%
*Fixed Line, Broadband and Television (Cable & DTH)

América Móvil Consolidated Results

The measures announced in the third quarter by the European Central Bank contributed to a relative stabilization of financial markets and laid the ground for the continued appreciation of the Mexican peso from its lows in mid-June. By the end of September, the peso was fully 10.6% higher than its low in June (in pesos-per-dollar terms). In South America, economic growth in some countries appeared to recover somewhat in July but probably tended to drift lower in the remainder of the quarter as a result of the slowdown in China and its corresponding impact on commodity prices.

America Móvil’s third quarter revenues reached 193 billion pesos and were up 4.5% from the year before. The rate of growth of our revenues was approximately half the one posted the prior quarter in Mexican peso terms because of the appreciation of the Mexican peso in the period. At constant exchange rates our service revenues increased 6.1%—nearly as fast as the 6.3% pace of the second quarter—driven by both mobile data and PayTV, whose revenues increased 35.3% and 21.0% respectively. Fixed-line voice revenues declined 7.2%, less than the 7.7% reduction posted the prior quarter, while mobile voice revenues remained somewhat higher than a year before.  Fixed-line data revenues continued firm, expanding 5.4% in annual terms.

EBITDA totaled 66.2 billion pesos and was up 0.6% in Mexican peso terms, with the EBITDA margin improving from 34.1% in the second quarter to 34.4% in the third one that does reflect an improvement in EBITDA growth at constant exchange rates.

Depreciation and amortization charges trended lower relative to revenues to 13.2% from 13.6% a year before. Operating profits were nearly flat in peso terms at 40.8 billion pesos.

The appreciation of the Mexican peso vis-à-vis the U.S. dollar and other currencies during the quarter led to a foreign exchange gain of 9.0 billion pesos in contrast to the 16.1 billion pesos loss registered the prior quarter. Through September we had a net foreign exchange gain of 12.2 billion pesos. Altogether we had a comprehensive financing income of 2.2 billion pesos in the quarter as the foreign exchange gains more than offset our net interest costs and other financial expenses.

The swing in the foreign exchange results explains most of the increase in our net profits, which rose to 30.6 billion pesos more than doubling those of the prior quarter.   Our net profits surpassed by 67% those of the year-earlier quarter and were equivalent to 40 peso cents per share or 61 dollar cents per ADR.

América Móvil's Income Statement (IFRS)
Millions of Mexican pesos
	3Q12	3Q11	Var.%	Jan - Sep 12	Jan - Sep 11	Var.%

Service Revenues	176,075	169,551	3.8%	528,672	488,454	8.2%
Equipment Revenues	16,745	14,953	12.0%	48,385	42,822	13.0%
Total Revenues	192,821	184,504	4.5%	577,058	531,276	8.6%

Cost of Service	58,353	56,053	4.1%	173,999	155,785	11.7%
Cost of Equipment	26,625	22,701	17.3%	78,967	65,234	21.1%
Selling, General & Administrative Expenses	39,681	38,233	3.8%	119,035	111,889	6.4%
Others	1,913	1,675	14.2%	5,820	5,567	4.5%
Total Costs and Expenses	126,573	118,662	6.7%	377,821	338,475	11.6%

EBITDA	66,248	65,841	0.6%	199,236	192,801	3.3%
% of Total Revenues	34.4%	35.7%		34.5%	36.3%

Depreciation & Amortization	25,423	25,044	1.5%	77,277	72,456	6.7%

EBIT	40,824	40,798	0.1%	121,959	120,345	1.3%
% of Total Revenues	21.2%	22.1%		21.1%	22.7%

Net Interest Expense	4,976	3,594	38.4%	14,196	10,399	36.5%
Other Financial Expenses	1,668	-12,958	112.9%	7,036	-8,057	189.3%
Foreign Exchange Loss	-9,015	23,436	-138.5%	-12,208	16,460	-174.2%
Comprehensive Financing Cost (Income)	-2,371	14,072	-116.8%	9,024	18,803	-52.0%

Income & Deferred Taxes	13,517	6,918	95.4%	37,003	30,492	21.4%
Net Income before Minority Interest and Equity	29,678	19,808	49.8%	75,931	71,050	6.9%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates*	1,172	20	n.m.	1,108	72	n.m.
Minority Interest	-263	-1,495	82.4%	-560	-4,730	88.2%
Net Income	30,587	18,332	66.8%	76,478	66,392	15.2%
n.m. Not meaningful
*Includes results of KPN

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Sep '12	Dec '11	Var.%		Sep '12	Dec '11	Var.%

Current Assets				Current Liabilities
Cash & Securities	47,955	64,503	-25.7%	Short Term Debt**	20,320	28,550	-28.8%
Accounts Receivable	112,003	137,169	-18.3%	Accounts Payable	178,987	192,111	-6.8%
Other Current Assets	16,331	11,674	39.9%	Other Current Liabilities	41,644	55,693	-25.2%
Inventories	29,169	34,538	-15.5%		240,952	276,354	-12.8%
	205,457	247,884	-17.1%

Non Current Assets
Plant & Equipment	472,264	497,165	-5.0%
Investments in Affiliates	71,723	1,163	n.a.	Non Current Liabilities

				Long Term Debt	390,793	368,015	6.2%
Deferred Assets				Other Non Current Liabilities	31,060	30,879	0.6%
Goodwill (Net)	102,170	104,675	-2.4%		421,852	398,894	5.8%
Intangible	38,687	52,045	-25.7%
Deferred Assets	75,786	70,845	7.0%	Shareholder's Equity	303,283	298,530	1.6%

Total Assets	966,088	973,777	-0.8%	Total Liabilities and Equity	966,088	973,777	-0.8%
** Includes current portion of Long Term Debt

At the end of September, our net debt totaled 363.3 billion pesos and was equivalent to 1.4 times EBITDA (last twelve months). In the first nine months of the year, our capital expenditures amounted to 81.7 billion pesos and our acquisitions to 79.0 billion pesos while dividend payments and share buybacks came in at 22.3 billion pesos, for a total of 183 billion pesos. Most was financed out of our funds from operations with 55.6 billion pesos which were obtained from the financial markets.

Financial Debt of América Móvil*
Millions of U.S. dollars
	Dec-11	Sep-12
Peso Denominated Debt	5,313	4,964
Bonds and other securities	5,309	4,964
Banks and others	4	0
U.S. Dollar - denominated debt	14,151	16,320
Bonds and other securities	12,348	15,098
Banks and others	1,803	1,222
Debt denominated in other currencies	8,881	10,543
Bonds and other securities	7,488	10,135
Banks and others	1,393	408
Total Debt	28,346	31,827
*This chart does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

Mexico

Telcel ended September with 69.2 million wireless clients after adding 1.1 million subscribers in the third quarter and 3.5 million in the first nine months of the year. Over 25% of the quarter’s net adds were postpaid clients and contributed to Telcel posting a 17.3% increase in its postpaid base from September of 2011. Telmex fixed lines declined by 4.5% year-on-year but broadband accesses rose by 5.9%.

Third quarter revenues were up 4.5% from the year-earlier quarter to 68.4 billion pesos as wireless revenues jumped 11.3% and fixed-line revenues came down 4.6%.  Revenues were driven by mobile data revenues that increased 33.5% —faster even than the pace observed the prior quarter—and by broadband revenues that were up 5.4%. Mobile revenues account for 63.8% of total revenues.

On the mobile space, MOUs continued to rise reaching 269 minutes per month, 21.9% than a year before, with prepaid clients boosting their consumption by 27.9% on the back of continued price reductions. Our average prices per minute declined 18.1% year-on-year to 42 peso cents (3.2 dollar cents). ARPUs were up 9.6% driven by both mobile data revenues and the price reductions mentioned before.

Whereas mobile voice revenues have recovered from the sharp reduction in termination rates enacted in the second quarter of 2011—they are up slightly—fixed-line revenues are still being eroded by Telmex passing over to its clients the full benefit of such reduction in rates.

EBITDA came in at 31.2 billion pesos in the quarter.  It was barely down from the prior year (-0.8%), an improvement from the 3.6% decline it posted in the second quarter. Relative to revenues, the EBITDA of our Mexican operations represented a margin of 45.7%.

INCOME STATEMENT (IFRS)
Mexico
Millions of MxP
	3Q12	3Q11	Var.%	Jan -	Jan -	Var.%
				Sep 12	Sep 11
Total Revenues	68,397	65,456	4.5%	201,026	193,538	3.9%
Wireless Revenues	43,660	39,226	11.3%	126,744	117,042	8.3%
Service Revenues	36,801	32,988	11.6%	107,328	98,573	8.9%
Equipment Revenues	6,795	6,161	10.3%	19,364	18,298	5.8%

Fixed Line and Other Revenues	26,294	27,528	-4.5%	78,766	82,226	-4.2%

EBITDA	31,232	31,481	-0.8%	91,577	94,102	-2.7%
% total revenues	45.7%	48.1%		45.6%	48.6%

EBIT	25,183	25,268	-0.3%	73,291	75,227	-2.6%
%	36.8%	38.6%		36.5%	38.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)

	3Q12	3Q11	Var.%
Wireless Subscribers (thousands)	69,171	68,002	1.7%
Postpaid	8,331	7,104	17.3%
Prepaid	60,840	60,898	-0.1%
MOU	269	221	21.9%
ARPU (MxP)	179	163	9.6%
Churn (%)	3.6%	3.2%	0.4
Revenue Generating Units (RGUs)*	22,730	22,950	-1.0%
* Fixed Line and Broadband
** The annual comparison is affected by the change in churn policy effective as of December 2011.

Argentina, Paraguay and Uruguay

Our combined subscriber base was up 8.0% relative to the third quarter of 2011 to 21.7 million wireless clients. We gained 381 thousand new clients in the period taking the net adds for the nine months to September to 992 thousand, twice as many as a year before. On the fixed line platform RGUs shot up 46.7% from the prior year to 404 thousand RGUs.

Third quarter revenues increased 13.5% year-on-year to 3.7 billion Argentinean pesos. Wireless service revenues grew 10.9% mostly as a result of the 26.8% increase in data revenues, driving ARPU up 2.4% relative to the prior year. Fixed-line revenues were 26.0% higher than in 2011, with broadband its most dynamic component. Their share of total revenues has increased to 6.2%.

Our EBITDA totaled 1.2 billion Argentinean pesos, down 1.5% year-on-year. The quarter’s EBITDA margin stood at 31.9% of revenues.

INCOME STATEMENT (IFRS)
Argentina, Paraguay & Uruguay
Millions of ARP
	3Q12	3Q11	Var.%	Jan -	Jan -	Var.%
				12-Sep	11-Sep
Total Revenues	3,707	3,267	13.5%	10,658	9,284	14.8%
Wireless Revenues	3,499	3,091	13.2%	10,066	8,767	14.8%
Service Revenues	3,015	2,719	10.9%	8,793	7,745	13.5%
Equipment Revenues	484	369	31.0%	1,267	1,018	24.4%

Fixed Line and Other Revenues	229	182	26.0%	642	524	22.6%

EBITDA	1,181	1,199	-1.5%	3,709	3,583	3.5%
% total revenues	31.9%	36.7%		34.8%	38.6%

EBIT	957	986	-2.9%	3,050	2,970	2.7%
%	25.8%	30.2%		28.6%	32.0%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Paraguay & Uruguay Operating Data (IFRS)

	3Q12	3Q11	Var.%
Wireless Subscribers (thousands)	21,736	20,123	8.0%
Postpaid	2,814	2,704	4.0%
Prepaid	18,923	17,419	8.6%
MOU	146	153	-4.3%
ARPU (ARP)	47	46	2.4%
Churn (%)	2.2%	2.4%	-0.2
Revenue Generating Units (RGUs)	404	275	46.7%
* Fixed Line, Broadband and PayTV

Brazil

Our Brazilian operations added 481 thousand clients in the third quarter and 3.1 million in the nine months to September to end the month with 63.4 million subscribers.  On the fixed-line side we gained 1.2 million RGUs and finished the quarter with 27.5 million RGUs. Altogether we had 91 million accesses in Brazil, nearly as many as in Mexico.

Revenues were up 1.9% year-on-year reaching 7.6 billion reais in the third quarter as fixed-line revenues increased 6.2% and wireless revenues fell 5.6%. The reduced pace of growth of revenues relative to the prior quarter was partly determined by the slowdown of the economy, partly by reductions in interconnection and long distance rates and partly by more intense competition. We also have had to undertake certain actions to improve our operations.

PayTV revenues continued to exhibit rapid growth and were our more dynamic business line followed both by mobile data revenues and by fixed-data revenues, with yearly increases of 24%, 15% and 6% respectively. Voice revenues continued to decline in relation to those of the prior year, with those on the mobile platform mostly affected by the reduction in interconnection rates and those on the fixed-line by the 28.5% cut in long distance rates enacted this year.

Third quarter EBITDA totaled 1.8 billion reais, down 2.1% from the prior year. The EBITDA margin increased slightly from the previous quarter to 24.1% but is down one percentage point from the year-earlier quarter. The latter reflects among other things the greater share of PayTV in our operations. By its nature, PayTV is a lower margin business than the rest of the telecom operations.  Its rapid growth has been accompanied by a sharp rise in the cost of content. Another factor affecting our margin is the costs linked to our investment program, in particular the rental payments of facilities that host our infrastructure and the costs of maintenance of a vastly larger network.

INCOME STATEMENT (IFRS)
Brazil
Millions of BrL
	3Q12	3Q11	Var.%	Jan -	Jan -	Var.%
				12-Sep	11-Sep
Total Revenues	7,589	7,449	1.9%	22,790	21,673	5.2%
Wireless Revenues	3,095	3,294	-6.0%	9,487	9,607	-1.2%
Service Revenues	2,904	3,078	-5.7%	8,874	9,033	-1.8%
Equipment Revenues	192	204	-5.8%	609	558	9.1%

Fixed Line and Other Revenues	4,848	4,563	6.2%	14,362	13,240	8.5%

EBITDA	1,832	1,871	-2.1%	5,598	5,673	-1.3%
% total revenues	24.1%	25.1%		24.6%	26.2%

EBIT	373	461	-19.1%	1,308	1,588	-17.6%
%	4.9%	6.2%		5.7%	7.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)

	3Q12	3Q11	Var.%
Wireless Subscribers (thousands)	63,447	57,514	10.3%
Postpaid	12,732	12,072	5.5%
Prepaid	50,715	45,441	11.6%
MOU	122	107	14.2%
ARPU (MxP)	15	18	-15.6%
Churn (%)	3.4%	4.0%	-0.6
Revenue Generating Units (RGUs)*	27,510	22,276	23.5%
* Fixed Line, Broadband and Television

Colombia

Wireless net additions, 587 thousand, exceeded by 14.1% those obtained in the third quarter of 2011, bringing the total through September to 1.1 million. Our subscriber base was just shy of 30 million by the end of September, down 4.0% relative to the prior year given that the annual comparison is distorted by the implementation of stricter churn policies that became effective in the end of 2011. Our postpaid subscriber base, however, posted an annual increase of 13.5%. Regarding our fixed-line division, we had four million RGUs, 19.8% more than in the year earlier quarter.

The quarter’s revenues, 2.5 trillion Colombian pesos, were 8.4% higher than in the same period of 2011, with all business lines growing, although mobile voice revenue growth, though positive, was almost flat. Wireless service revenues posted a 7.8% increase driven by data revenues that expanded 34.7% from the year before and contributed to a 12.3% jump in ARPU (data-only ARPU jumped 40.3%). Fixed-line revenues increased 23.7% with a strong performance of broadband revenues, up 33% year-on-year. Fixed-line revenues now account for approximately 20% of the total.

EBITDA came in at 1.1 trillion Colombian pesos having risen 7.1% over the prior year. In spite of the increase in net additions, the EBITDA margin remained virtually unchanged at 46.4% of revenues.

We continue to benefit from mobile number portability thanks to the preference of the customers.

INCOME STATEMENT (IFRS)
Colombia
Billions of COP
	3Q12	3Q11	Var.%	Jan -	Jan -	Var.%
				12-Sep	11-Sep
Total Revenues	2,490	2,297	8.4%	7,338	6,573	11.6%
Wireless Revenues	2,017	1,896	6.4%	5,962	5,430	9.8%
Service Revenues	1,783	1,654	7.8%	5,253	4,798	9.5%
Equipment Revenues	228	204	11.9%	668	575	16.1%

Fixed Line and Other Revenues	463	375	23.7%	1,335	1,068	25.0%

EBITDA	1,155	1,078	7.1%	3,464	3,037	14.0%
% total revenues	46.4%	46.9%		47.2%	46.2%

EBIT	807	772	4.5%	2,457	2,122	15.8%
%	32.4%	33.6%		33.5%	32.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)

	3Q12	3Q11	Var.%
Wireless Subscribers (thousands)	29,962	31,197	-4.0%
Postpaid	5,195	4,578	13.5%
Prepaid	24,767	26,620	-7.0%
MOU	229	202	13.3%
ARPU (COP)	20,018	17,830	12.3%
Churn (%)	4.0%	3.5%	0.5
Revenue Generating Units (RGUs)*	4,072	3,400	19.8%
* Fixed Line, Broadband and Television
** The annual comparison is affected by the change in churn policy effective as of December 2011.

Chile

Our wireless subscriber base was up 8.3% over the year to 5.8 million after adding 70 thousand subscribers in the quarter. Postpaid subscriber growth, 12.2%, continued to outpace that of prepaids. RGUs topped one million with broadband accesses being the primary driver of the fixed-line division.

Revenues reached 174.7 billion Chilean pesos and were 12.7% higher than in the year-earlier quarter reflecting revenue growth of voice and data revenues on both the mobile and fixed-line platforms. Wireless service revenues were up 15.9% year-over-year on the back of wireless data revenues that rose 43.8%. ARPU was up 6.4% reflecting the strong performances of value-added services and of voice traffic as well, with MOUs 7.2%.  Wire-line revenues, 51.3 billion Chilean pesos, were up 1.5% relative to those of 2011.

EBITDA for the quarter totaled 13.8 billion Chilean pesos. They were up 43.5% and equivalent to 7.9% of revenues.

Since January we have gained more than 93 thousand lines that have been ported from other wireless carriers to Claro.

INCOME STATEMENT (IFRS)
Chile
Millions of ChP
	3Q12	3Q11	Var.%	Jan -	Jan -	Var.%
				12-Sep	11-Sep
Total Revenues	174,724	155,039	12.7%	516,870	458,205	12.8%
Wireless Revenues	126,387	107,540	17.5%	371,038	317,363	16.9%
Service Revenues	105,644	91,182	15.9%	314,214	265,889	18.2%
Equipment Revenues	20,820	16,426	26.8%	57,285	49,526	15.7%

Fixed Line and Other Revenues	51,312	50,549	1.5%	154,406	148,197	4.2%

EBITDA	13,769	9,594	43.5%	42,338	38,716	9.4%
% total revenues	7.9%	6.2%		8.2%	8.4%

EBIT	-28,258	-28,239	-0.1%	-73,237	-71,065	-3.1%
%	-16.2%	-18.2%		-14.2%	-15.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)

	3Q12	3Q11	Var.%
Wireless Subscribers (thousands)	5,804	5,361	8.3%
Postpaid	1,120	998	12.2%
Prepaid	4,684	4,363	7.4%
MOU	217	203	7.2%
ARPU (ChP)	6,105	5,738	6.4%
Churn (%)	4.5%	4.9%	-0.3
Revenue Generating Units (RGUs)*	1,028	1,014	1.4%
* Fixed Line and Broadband and Television

Ecuador

At 169 thousand, wireless net additions were 11.2% higher than in the third quarter of 2011. Most of them—101 thousand—were postpaid clients. Our wireless subscriber base reached 11.5 million clients, 2.3% above the precedent year, with our postpaid sub base expanding 22.7%. The annual comparison of the prepaid base is affected by the change in churn policies that became effective in the fourth quarter of 2011. Although from a small base, RGUs were up 44% year-on-year and reached 226 thousand.

Our revenues totaled 388 million dollars in the quarter, 4.6% above last year, with solid growth on all business lines except mobile voice that was flat. Wireless service revenues grew 4.9% year-on-year, as wireless data revenues expanded 15.0%. On the fixed-line platform revenues swelled 48.3%.

EBITDA for the period was 186 million dollars, somewhat higher than in the prior year. The margin was down from the year before to 48.0% of revenues reflecting the costs associated to the expansion of our postpaid subscriber base.

Reflecting consumer preferences, we continue to gain wireless ported lines.

INCOME STATEMENT (IFRS)
Ecuador
Millions of Dollars
	3Q12	3Q11	Var.%	Jan -	Jan -	Var.%
				12-Sep	11-Sep
Total Revenues	388	371	4.6%	1,153	1,084	6.3%
Wireless Revenues	377	363	3.8%	1,123	1,062	5.7%
Service Revenues	325	310	4.9%	970	904	7.2%
Equipment Revenues	52	53	-2.3%	153	157	-2.7%

Fixed Line and Other Revenues	13	9	48.3%	34	24	40.4%

EBITDA	186	175	6.3%	549	493	11.4%
% total revenues	48.0%	47.3%		47.6%	45.5%

EBIT	145	136	7.1%	424	379	12.0%
%	37.4%	36.6%		36.8%	34.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)

	3Q12	3Q11	Var.%
Wireless Subscribers (thousands)	11,462	11,209	2.3%
Postpaid	1,926	1,570	22.7%
Prepaid**	9,536	9,639	-1.1%
MOU	164	162	0.8%
ARPU (USD$)	10	9	2.8%
Churn (%)	2.2%	1.9%	0.3
Revenue Generating Units (RGUs)*	226	157	44.0%
* Fixed Line, Broadband and Television
** The annual comparison is affected by the change in churn policy effective as of December 2011.

Peru

After adding 381 thousand clients in the quarter we finished September with 12.4 million wireless subscribers in Peru. Our wireless subscriber base was up 15.3% compared to the same quarter of 2011 making Peru our fastest growing operation in relative terms. Our postpaid subscriber base rose 41.3% on an annual basis as almost 60% of the quarter’s additions were contract clients. Fixed RGUs were up 33.6% year-on-year to 837 thousand with an important share of the new adds being fixed-wireless voice lines.

Revenues of 1.1 billion soles were 16.6% higher than those of a year before. Wireless service revenues were up 17.9% driven by data revenues—which account for a fourth of service revenues—that posted an annual increase of 40.7%. The surge of data helped to bring about an increase in ARPU on a year-on-year basis. Fixed-line revenues of 122 million soles were slightly higher than those of the prior year.

Third quarter EBITDA of 463 million soles was 15.0% higher than in the previous year. The EBITDA margin came in at 41.5% and was only marginally lower than in the third quarter of 2011, in spite of the exceptional pace of growth of our postpaid subscriber base.

We have a positive balance from mobile number portability of more than 12 thousand lines that have been added during the year.

INCOME STATEMENT (IFRS)
Peru
Millones de Soles
	3Q12	3Q11	Var.%	Jan -	Jan -	Var.%
				12-Sep	11-Sep
Total Revenues	1,115	957	16.6%	3,172	2,744	15.6%
Wireless Revenues	994	836	18.9%	2,816	2,407	17.0%
Service Revenues	838	711	17.9%	2,395	2,054	16.6%
Equipment Revenues	145	122	19.0%	403	339	18.9%

Fixed Line and Other Revenues	122	121	0.8%	357	337	5.7%

EBITDA	463	403	15.0%	1,322	1,171	13.0%
% total revenues	41.5%	42.1%		41.7%	42.7%

EBIT	336	290	16.1%	962	841	14.5%
%	30.1%	30.3%		30.3%	30.6%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)

	3Q12	3Q11	Var.%
Wireless Subscribers (thousands)	12,399	10,756	15.3%
Postpaid	2,439	1,727	41.3%
Prepaid	9,960	9,029	10.3%
MOU	108	108	-0.5%
ARPU (Sol)	23	23	1.6%
Churn (%)	3.6%	3.1%	0.5
Revenue Generating Units (RGUs)*	837	627	33.6%
* Fixed Line, Broadband and Television

Central America and the Caribbean

By the end of September, our combined operations in Central America and the Caribbean had a total of 26.3 million accesses, 10.7% more than a year before. The wireless portion, 20.3 million subscribers, rose 12.6% as compared with the prior year, mostly deriving from our start-up in Costa Rica, improvements in Panama and the absorption of Digicel’s operation in Honduras. Net additions for the quarter were twice as high as last year’s at 658 thousand, while the postpaid net subscriber gains were up 38.6% accounting for 20% of the total. On the fixed line front we had 6 million RGUs, 4.7% more than the year before. PayTV and broadband accesses registered growth rates of 12.0% and 8.3%, respectively.

Third quarter revenues reached 958 million dollars and were up 2.6% year-on-year. Wireless service revenues were 5.7% higher than in the same quarter of 2011 with data revenues increasing 36.5%. Fixed-line revenues declined 3.2% in the quarter as a result of the deterioration of voice revenues that is not being compensated by the increase of PayTV and broadband revenues.

The quarter’s EBITDA of 268 million dollars was down 5.7% relative to that of the prior year and the margin for the quarter stood at 28.0%. The decline in EBITDA was due to the start-up costs in Costa Rica and costs linked to the growth of our subscriber base.

INCOME STATEMENT (IFRS)
Central America and The Caribbean
Millions of Dollars
	3Q12	3Q11	Var.%	Jan -	Jan -	Var.%
				12-Sep	11-Sep
Total Revenues	958	933	2.6%	2,861	2,781	2.9%
Wireless Revenues	552	523	5.5%	1,639	1,512	8.5%
Service Revenues	497	471	5.7%	1,481	1,352	9.5%
Equipment Revenues	43	39	9.4%	127	123	3.6%

Fixed Line and Other Revenues	406	420	-3.2%	1,230	1,272	-3.3%

EBITDA	268	284	-5.7%	791	877	-9.8%
% total revenues	28.0%	30.5%		27.6%	31.5%

EBIT	-9	49	-118.4%	-65	165	-139.5%
%	-0.9%	5.3%		-2.3%	5.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America and the Caribbean Operating Data (IFRS)

	3Q12	3Q11	Var.%
Wireless Subscribers (thousands)	20,289	18,021	12.6%
Postpaid	2,737	2,276	20.2%
Prepaid	17,552	15,745	11.5%
MOU	205	207	-1.2%
ARPU (USD$)	9	9	-5.7%
Churn (%)	3.5%	3.0%	0.5
Revenue Generating Units (RGUs)*	5,999	5,729	4.7%
* Fixed Line, Broadband and Television

United States

After adding 302 thousand new clients in the third quarter, our subscriber base reached 21.6 million in September.  It was up 12.3% year-on-year. The increase of our subscriber base reflects among other things the integration of Simple Mobile last quarter.

Third quarter revenues were up 28.6% year-on-year to 1.3 billion dollars. ARPUs rose 13.8% as traffic per subscriber jumped 27.7% to 496 minutes per month as bucket plans become more prevalent. EBITDA for the period was 190 million dollars—72.3% higher than in 2011—and was equivalent to 14.9% of revenues. The EBITDA margin climbed 3.8 percentage points in the period.

INCOME STATEMENT (IFRS)
United States
Millions of Dollars
	3Q12	3Q11	Var.%	Jan -	Jan -	Var.%
				12-Sep	11-Sep
Total Revenues	1,275	992	28.6%	3,444	2,781	23.8%
Service Revenues	1,152	896	28.6%	3,107	2,516	23.4%
Equipment Revenues	123	96	28.5%	337	264	27.6%

EBITDA	190	110	72.3%	469	257	82.2%
% total revenues	14.9%	11.1%		13.6%	9.3%

EBIT	180	103	75.6%	444	235	88.6%
%	14.1%	10.3%		12.9%	8.5%

United States Operating Data (IFRS)

	3Q12	3Q11	Var.%
Wireless Subscribers (thousands)	21,639	19,269	12.3%
MOU	496	388	27.7%
ARPU (USD$)	18	16	13.8%
Churn (%)	3.9%	4.2%	(0.4)

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM- Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit. EBIT margin – The ratio of EBIT to total operating revenue. EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization. EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based- content and packet-based data services. It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commis- sions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD

	3Q12	3Q11	Var.%	Jan - Sep 12	Jan - Sep 11	Var.%

Mexico
EoP	12.92	13.42	-3.8%	12.92	13.42	-3.8%
Average	13.19	12.26	7.6%	13.24	12.02	10.1%

Brazil
EoP	2.03	1.85	9.5%	2.03	1.85	9.5%
Average	2.03	1.64	23.9%	1.92	1.63	17.6%

Argentina
EoP	4.7	4.21	11.7%	4.7	4.21	11.7%
Average	4.61	4.17	10.7%	4.47	4.09	9.3%

Chile
EoP	474	522	-9.2%	474	522	-9.2%
Average	483	471	2.4%	489	474	3.2%

Colombia
EoP	1,798	1,915	-6.1%	1,798	1,915	-6.1%
Average	1,798	1,742	3.2%	1,795	1,806	-0.6%

Guatemala
EoP	7.96	7.87	1.1%	7.96	7.87	1.1%
Average	7.89	7.81	1.0%	7.82	7.78	0.5%

Honduras
EoP	19.87	19.09	4.1%	19.87	19.09	4.1%
Average	19.75	19.02	3.9%	19.52	19.02	2.6%

Nicaragua
EoP	23.83	22.7	5.0%	23.83	22.7	5.0%
Average	23.69	22.56	5.0%	23.4	22.29	5.0%

Costa Rica
EoP	503	520	-3.2%	503	520	-3.2%
Average	505	513	-1.5%	510	510	0.0%

Peru
EoP	2.6	2.77	-6.3%	2.6	2.77	-6.3%
Average	2.62	2.74	-4.5%	2.66	2.77	-4.1%

Paraguay
EoP	4,462	4,131	8.0%	4,462	4,131	8.0%
Average	4,421	3,932	12.4%	4,422	4,149	6.6%

Uruguay
EoP	20.99	20.27	3.6%	20.99	20.27	3.6%
Average	21.44	18.93	13.3%	20.5	19.11	7.3%

Dominican
EoP	39.35	38.32	2.7%	39.35	38.32	2.7%
Average	39.22	38.16	2.8%	38.94	37.97	2.6%

Jamaica
EoP	89.93	86.3	4.2%	89.93	86.3	4.2%
Average	89.62	86.05	4.2%	88.15	85.89	2.6%

Exchange Rates Local Currency units per Mexican Peso

	3Q12	3Q11	Var.%	Jan - Sep 12	Jan - Sep 11	Var.%

USA
EoP	0.08	0.07	3.9%	0.08	0.07	3.9%
Average	0.08	0.08	-7.0%	0.08	0.08	-9.2%

Brazil
EoP	6.36	7.24	-12.1%	6.36	7.24	-12.1%
Average	6.5	7.49	-13.2%	6.73	8.22	-18.1%

Argentina
EoP	2.75	3.19	-13.8%	2.75	3.19	-13.8%
Average	2.86	2.94	-2.8%	2.89	3.28	-12.0%

Chile
EoP	0.027	0.026	6.0%	0.027	0.026	6.0%
Average	0.027	0.026	5.0%	0.026	0.028	-6.8%

Colombia
EoP	0.0072	0.007	2.5%	0.0072	0.007	2.5%
Average	0.0073	0.007	4.2%	0.0072	0.0074	-3.2%

Guatemala
EoP	1.62	1.71	-4.8%	1.62	1.71	-4.8%
Average	1.67	1.57	6.5%	1.65	1.73	-4.3%

Honduras
EoP	0.65	0.7	-7.5%	0.65	0.7	-7.5%
Average	0.67	0.64	3.5%	0.66	0.71	-6.2%

Nicaragua
EoP	0.54	0.59	-8.3%	0.54	0.59	-8.3%
Average	0.56	0.54	2.4%	0.55	0.6	-8.3%

Peru
EoP	4.97	4.84	2.7%	4.97	4.84	2.7%
Average	5.04	4.47	12.6%	4.86	4.85	0.3%

Paraguay
EoP	0.0029	0.0032	-10.9%	0.0029	0.0032	-10.9%
Average	0.003	0.0031	-4.3%	0.0029	0.0032	-9.7%

Uruguay
EoP	0.62	0.66	-7.1%	0.62	0.66	-7.1%
Average	0.61	0.65	-5.0%	0.63	0.7	-10.3%

Dominican
EoP	0.33	0.35	-6.3%	0.33	0.35	-6.3%
Average	0.34	0.32	4.6%	0.33	0.35	-6.2%

Jamaica
EoP	0.14	0.16	-7.6%	0.14	0.16	-7.6%
Average	0.15	0.14	3.3%	0.15	0.16	-6.2%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 26, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer